July 26, 2010

Via Edgar “CORRESP”

Mr. Rufus Decker
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

Re:	Colonial Commercial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 1-6663

Dear Mr. Decker:

Thank you for your letter of July 8, 2010. At your request, we are responding to each of your points with this supplemental letter. We are keying our responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: The Company acknowledges the Securities and Exchange Commission’s comments and the responses and revisions have been noted below and will be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 12

2.	In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including goodwill and intangibles, please disclose the following:

●	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets;

●	How you group long-lived assets for impairment and your basis for that determination; and

●	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

As a related matter, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

●	Indentify the reporting unit;

●	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;

●	The amount of goodwill;

●	A description of the assumptions that drive the estimated fair value;

●
A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

●	A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response: In future filings, the Company will revise paragraph 5 of Critical Accounting Policies, which relates to goodwill and other intangibles, to read as follows:

Goodwill and other intangible assets are reviewed at least annually for impairment.  In assessing the recoverability of the Company’s goodwill and other intangible assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets and liabilities of the reporting unit. The Company considers each subsidiary as a reporting unit. The Company groups assets, including goodwill, by reporting unit and utilizes the income approach (Discounted Cash Flows) to estimate the fair value of long-lived assets. If the Company’s fair value determination changes due to modifications in the underlying assumptions, the Company may be required to record impairment charges related to its goodwill or other intangible assets. At December 31, 2009, the remaining goodwill on the Company’s books relate entirely to Universal. Based on the Company’s determination, the fair value of Universal’s goodwill was substantially higher than its carrying value as of December 31, 2009 and there was no need for an impairment charge. Based on the reduced projections, the Company’s other intangible assets which related to the acquisition of S&A were lower than its carrying value at June 30, 2009, therefore, a non-cash charge in the amount of $309,900 was recorded to reflect the impairment of S&A’s client list and trade name long-lived assets during the quarter ended June 30, 2009. The Company also determined the fair value of the goodwill related to the acquisition of RAL was lower than its carrying value at December 31, 2009, therefore, a non-cash charge in the amount of $211,204 was recorded to reflect the impairment of RAL’s net goodwill during the quarter ended December 31, 2009. The methodology used to estimate the fair values has not changed.

Financial Statements

Note 4. Financing Arrangement, page F-13
Note 5. Notes Payable, pages F-15

3.
Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: Please be advised that there are no ratios in the debt covenants, only fixed dollar amounts. The Company believes it is reasonably likely that it will meet its covenants. Further, there are no covenants related to the notes payable listed in Note 5. Notes Payable.

The Company will revise paragraph 7 of the Note 4. Financing Arrangements to read as follows:

In the event that Mr. Pagano no longer performs the duties of the President of Universal or the Vice President of RAL for any reason other than death or disability, the Company will be considered in default of its credit agreement with Wells unless a waiver is obtained. The credit facility contains covenants that are determined annually and compliance is required on a quarterly basis as it relates to net income, cash flows, tangible net worth, and annual capital expenditures, as defined in the Agreement. The credit facility also restricts the payment of dividends, subordinated debt and purchase of securities. The continuation of the credit facility is conditioned upon the Company and Wells reaching agreement on the covenants. While the Company and Wells have reached mutually agreeable covenants in the past, there is no assurance that they will be able to do so in the future.

As of December 31, 2009, the covenants consisted of the following:

Net loss per covenant	$(2,270,000)
Calculated as follows:
Net loss per financial statements	$(3,343,696)
Net adjustments, as defined in the Agreement	$1,211,204
Adjusted net income for covenant	$(2,132,492)

Minimum net cash flows per covenant	$(2,670,000)
Calculated as follows:
Net loss per covenant	$(2,132,492)
Net adjustments, as defined in the Agreement	$(231,081)
Net Cash Flows for Covenant	$(2,363,573)

Minimum tangible net worth per covenant	$750,000
Calculated as follows:
Net assets per financial statements	$2,270,209
Net adjustments, as defined in the Agreement	$(1,174,320)
Tangible net worth for covenant	$1,095,889

Capital expenditures per covenant	$550,000
Capital expenditures for covenant	$252,213

Exhibit 31.1 and 31.2

4.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: The identification of the certifying individual at the beginning of the certification will be revised in future filings so as not to include the individual’s title.

5.
You have replaced the word “report” with “annual report” in paragraphs 2, 3 and 4 of your certifications. Please revise your certifications to use the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

Response: The certifications will be revised in future filings to use the word “report” instead of the description of the corresponding report.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

General

6.	Please address the comments above in your interim filings as well.

Response: The above comments and revisions will also be addressed in future interim filings.

Closing Information

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/William Pagano
William Pagano
Chief Executive Officer